

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2025

Robert Phelan
Senior Vice President and Chief Financial Officer
Adtalem Global Education Inc.
500 West Monroe Street
Chicago, IL 60661

> **Re: Adtalem Global Education Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2024**
> **Filed August 6, 2024**
> **File No. 001-13988**

Dear Robert Phelan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flow Summary
Operating Activities, page 45

1.   In your analysis of changes in operating cash flows reported in annual and interim period filings, please quantify the impact of each item cited and discuss underlying factors associated with each. You also provide discussion of noncash factors that do not appear to impact cash. From disclosures in your annual and interim period filings it appears variances in income taxes paid and cash paid for operating lease liabilities materially contribute to the change in operating cash flows between applicable annual and interim periods. However, they are not cited as factors. Note merely citing items reported in the statement of cash flows may not provide a sufficient basis to understand how cash was affected and changed by them. Refer to the introductory paragraph of Item 303(b) of Regulation S-K, introductory paragraph

of section IV.B and all of section B.1 of Release No. 33-8350 (regarding analysis) and section III.D of Release No. 33-6835 (501.04 of the staff's Codification of Financial Reporting) (regarding quantification) for guidance and revise your analysis as appropriate.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 102

2.   You disclose on page 67 that you identified an error in the presentation of capitalized cloud computing implementation costs in your previously issued financial statements. In your fiscal year ended June 30, 2023, Form 10-K, you disclose that you identified an error in your previously issued financial statements related to revenue recognition for certain scholarship programs. Please tell us what impact, if any, the errors had on your conclusions regarding effectiveness of your Disclosure Controls and Procedures and your Internal Control over Financial Reporting for each affected period.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services